Exhibit 99.1

October 17, 2014

Press release

Turquoise Hill receives Mongolian Treasury Bill repayment

VANCOUVER, CANADA – Turquoise Hill Resources today announced that the Company has received repayment for its US$115 million Mongolian Treasury Bill, which matures on October 19, 2014.

About Turquoise Hill Resources

Turquoise Hill Resources (NYSE, NASDAQ & TSX: TRQ) is an international mining company focused on copper, gold and coal mines in the Asia Pacific region. The Company’s primary operation is its 66% interest in the Oyu Tolgoi copper-gold-silver mine in southern Mongolia. Turquoise Hill also holds a 56% interest in Mongolian coal miner SouthGobi Resources (TSX: SGQ; HK: 1878).

Contacts

Investors	Media
Jessica Largent Office: +1 604 648 3957 Email: jessica.largent@turquoisehill.com	Tony Shaffer Office: +1 604 648 3934 Email: tony.shaffer@turquoisehill.com

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Turquoise Hill Resources Ltd.
Suite 354 – 200 Granville Street
Vancouver, British Columbia
Canada V6C 1S4
T 604 688 5755
www.turquoisehill.com